

March 31, 2015

Via E-mail
Jon Congleton
President and Chief Executive Officer
Nivalis Therapeutics, Inc.
3122 Sterling Circle
Suite 200
Boulder, Colorado 80301

> **Re:** **Nivalis Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted on March 18, 2015**
> **CIK No. 0001626199**

Dear Mr. Congleton:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Our Common Stock, page 80

1. Please refer to our previously issued comment 9. Please revise to describe the factors that contributed to the increase in your common stock fair value from $0.87 on September 23, 2014 to $1.55 on November 19, 2014.

You may contact at Sharon Blume at (202) 551-3474 or Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director


cc:    <u>Via E-mail</u>
       Laura I. Bushnell
       King & Spalding LLP